SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NTL Incorporated
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

629407107
(CUSIP Number)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 20,300,509 shares, which constitutes approximately 7.4% of the 273,029,311 shares deemed outstanding pursuant to Rule 13d-3(d)(1) of the Act.  Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 271,753,801 shares outstanding.

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CUSIP No. 629407107

1.     Name of Reporting Person:

       Prime 66 Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 19,024,999
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 19,024,999
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       20,300,509 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        / /

11.    Percent of Class Represented by Amount in Row (9): 7.4% (2)

12.    Type of Reporting Person: PN

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(1)     Includes 1,275,510 shares obtainable on conversion of $50,000,000 principal amount of the Issuer's 7.00% Convertible Subordinated Notes due 2008 (the "Bonds").

(2)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 273,029,311.

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Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated May 14, 1998, as amended by Amendment No. 1 dated February 5, 1999, as amended by Amendment No. 2 dated February 19, 1999, as amended by Amendment No. 3 dated February 11, 2000, as amended by Amendment No. 4 dated May 25, 2000 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of NTL Incorporated (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a). Names of Persons Filing.

Item 2(a) is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by Prime 66 Partners, L.P., a Texas limited partnership ("Prime" or the "Reporting Person"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): P-66 Genpar, L.P., a Texas limited partnership ("Genpar"), Carmel Land & Cattle Co., a Texas corporation ("Carmel"), William P. Hallman, Jr. ("Hallman"), P-66, Inc., a Texas corporation ("P-66"), The Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("Trust"), and Sid R. Bass ("SRB"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Person

Prime

The aggregate number of shares of the Stock that Prime owns beneficially, pursuant to Rule 13d-3 of the Act, is 20,300,509, which constitutes approximately  7.4% of the 273,029,311 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. This includes 19,024,999 shares of the Stock and 1,275,510 shares of the Stock obtainable upon conversion of $50,000,000 principal amount of the Bonds held by Prime.

Controlling Persons

Each of (1) Genpar, as one of two general partners of Prime and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,300,509 shares of the Stock, which constitutes approximately 7.4% of the 273,029,311 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,300,509 shares of the Stock, which constitutes approximately 7.4% of the 273,029,311 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

In its capacity as one of two general partners of Prime, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,300,509 shares of the Stock, which constitutes approximately 7.4% of the 273,029,311 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,300,509 shares of the Stock, which constitutes approximately 7.4% of the 273,029,311 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,300,509 shares of the Stock, which constitutes approximately 7.4% of the 273,029,311 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Prime

Acting through its two general partners, Genpar and P-66, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 19,024,999 shares of the Stock.

Controlling Persons

Acting through its general partner, Carmel, and in its capacity as one of two general partners of Prime, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 19,024,999 shares of the Stock.

Acting through its sole shareholder, Hallman, and in its capacity as the general partner of Genpar, Carmel has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 19,024,999 shares of the Stock.

In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 19,024,999 shares of the Stock.

In its capacity as one of two general partners of Prime, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 19,024,999 shares of the Stock.

In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 19,024,999 shares of the Stock.

In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 19,024,999 shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      February 13, 2001

PRIME 66 PARTNERS, L.P.

By:     P-66, INC.,
general partner

By: /s/ W.R. Cotham
   W.R. Cotham, Vice President

By:     P-66 GENPAR, L.P.,
general partner

By:     Carmel Land & Cattle Co.,
general partner

By: /s/ W.R. Cotham
   W.R. Cotham, Vice President

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EXHIBIT INDEX

EXHIBIT                                            DESCRIPTION

24.1     Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Prime 66 Partners, L.P., previously filed.

24.2     Joint Filing Agreement and Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Prime 66 Partners, L.P. and Composite 66, L.P., previously filed.

24.3     Joint Filing Agreement and Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of H & S Partners I, previously filed.